Exhibit 99
	For Release:	November 3, 2015
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports third quarter earnings of $1.23 per share
Full-year earnings guidance increased to $3.35-$3.50 per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2015 earnings of $1.23 per share on net income of $60.4 million and operating revenue of $462.5 million. Earnings for the third quarter of 2014 were 97 cents per share on net income of $41.6 million and operating revenue of $288.9 million. This quarter’s results included acquisition transaction fees amounting to two cents per share.
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co., recorded net income of $43.8 million, an increase of $2.9 million over 2014 third quarter net income. Increases in production tax credits and power marketing margins were partially offset by increased depreciation and interest expense.
ALLETE’s Energy Infrastructure and Related Services businesses, which include the ALLETE Clean Energy and U.S. Water Services segments, recorded net income of $13.2 million and $1.0 million, respectively. Earnings at ALLETE Clean Energy increased due to recent acquisitions and fees earned for the development of a wind facility for Montana-Dakota Utilities (MDU); the MDU development fee recognized by ALLETE Clean Energy in the third quarter was $12.3 million after-tax, or $0.25 per share. Earnings at U.S. Water Services reflect the Company’s results for the quarter with ALLETE’s acquisition of the company on February 10, 2015.
The Corporate and Other segment, which includes BNI Coal and ALLETE Properties, posted net income of $2.4 million, compared to third quarter net income of $200,000 a year ago. Earnings from the segment were up primarily due to lower state income tax expense than in 2014.
“I am pleased to share these financial results; we have strong momentum going into the end of the year which supports our decision to increase earnings guidance. Our successful growth strategy is clearly evident as we realize the value and benefits of our broadened energy businesses,” said ALLETE Chairman, President and CEO Al Hodnik. “I believe ALLETE offers compelling shareholder value and I am excited about our future.”
ALLETE’s 2015 full-year guidance has been adjusted upward to a range of $3.35 to $3.50 per share, from previous guidance of $3.20 to $3.40 per share, to reflect stronger project management performance in ALLETE Clean Energy’s development of a wind facility for MDU and Minnesota Power’s success in reducing operating and maintenance expenses through an active cost reduction program. The company estimates the fee earned for developing the MDU wind project will net approximately $18 million, after-tax, and is expected to close in December 2015. The 2015 guidance excludes acquisition-related transaction fees and the impact, if any, of pending regulatory outcomes. Additional details about earnings guidance for the year will be discussed in our conference call scheduled for today.
Interested parties may listen to the conference live by calling (877) 303-5852, or by accessing the webcast on ALLETE’s Web site, www.allete.com. A replay of the call will be available through November 5, 2015 by dialing (855) 859-2056, pass code 55507369. The webcast will be accessible for one year at www.allete.com.
ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Coal in Center, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Operating Revenue	$462.5	$288.9	$1,105.8	$846.1
Operating Expenses
Fuel and Purchased Power	76.8	88.9	242.9	268.7
Transmission Services	13.9	11.9	40.1	33.2
Cost of Sales	149.8	16.8	233.3	59.2
Operating and Maintenance	81.3	65.7	246.4	214.3
Depreciation and Amortization	43.2	33.4	123.5	99.5
Taxes Other than Income Taxes	12.3	11.4	38.5	33.9
Total Operating Expenses	377.3	228.1	924.7	708.8
Operating Income	85.2	60.8	181.1	137.3
Other Income (Expense)
Interest Expense	(17.7)	(13.2)	(49.0)	(39.5)
Equity Earnings in ATC	5.5	5.3	14.1	15.6
Other	1.7	2.1	3.5	6.0
Total Other Expense	(10.5)	(5.8)	(31.4)	(17.9)
Income Before Non-Controlling Interest and Income Taxes	74.7	55.0	149.7	119.4
Income Tax Expense	14.4	13.4	27.0	27.1
Net Income	60.3	41.6	122.7	92.3
Less: Non-Controlling Interest in Subsidiaries	(0.1)	—	(0.1)	0.4
Net Income Attributable to ALLETE	$60.4	$41.6	$122.8	$91.9
Average Shares of Common Stock
Basic	48.8	42.9	48.0	42.1
Diluted	48.9	42.9	48.1	42.3
Basic Earnings Per Share of Common Stock	$1.24	$0.97	$2.56	$2.18
Diluted Earnings Per Share of Common Stock	$1.23	$0.97	$2.55	$2.17
Dividends Per Share of Common Stock	$0.505	$0.49	$1.515	$1.47

Consolidated Balance Sheet
Millions - Unaudited

	Sep. 30,	Dec. 31,		Sep. 30,	Dec. 31,
	2015	2014		2015	2014
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$103.0	$145.8	Current Liabilities	$317.7	$416.0
Other Current Assets	300.3	273.0	Long-Term Debt	1,549.0	1,272.8
Property, Plant and Equipment - Net	3,639.1	3,284.8	Deferred Income Taxes	593.6	510.7
Regulatory Assets	353.3	357.3	Regulatory Liabilities	105.8	94.2
Investment in ATC	126.0	121.1	Defined Benefit Pension & Other	189.6	190.9
Other Investments	113.5	114.4	Other Non-Current Liabilities	352.7	265.0
Goodwill and Intangibles - Net	212.9	4.8	Shareholders’ Equity	1,823.4	1,611.2
Other Non-Current Assets	83.7	59.6
Total Assets	$4,931.8	$4,360.8	Total Liabilities and Shareholders’ Equity	$4,931.8	$4,360.8

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2015	2014	2015	2014
Millions
Regulated Operations	$43.8	$40.9	$108.1	$91.6

Energy Infrastructure and Related Services
ALLETE Clean Energy	13.2	0.5	18.7	1.2
U.S. Water Services	1.0	—	1.5	—

Corporate and Other	2.4	0.2	(5.5)	(0.9)
Net Income Attributable to ALLETE	$60.4	$41.6	$122.8	$91.9
Diluted Earnings Per Share	$1.23	$0.97	$2.55	$2.17

Statistical Data
Corporate
Common Stock
High	$52.49	$51.56	$59.73	$52.73
Low	$45.29	$44.39	$45.29	$44.39
Close	$50.49	$44.39	$50.49	$44.39
Book Value	$37.20	$34.37	$37.20	$34.37

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	250	244	833	891
Commercial	391	369	1,106	1,097
Municipals	209	203	629	643
Industrial	1,538	1,911	5,063	5,515
Total Retail and Municipal	2,388	2,727	7,631	8,146
Other Power Suppliers	1,052	751	3,056	2,082
Total Regulated Utility	3,440	3,478	10,687	10,228
Non-regulated Energy Operations	30	28	90	92
Total Kilowatt-hours Sold	3,470	3,506	10,777	10,320

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$27.2	$26.8	$86.3	$92.4
Commercial	34.7	34.8	99.8	100.8
Municipals	16.4	14.6	46.9	45.6
Industrial	101.8	117.4	320.7	337.7
Total Retail and Municipals	180.1	193.6	553.7	576.5
Other Power Suppliers	39.5	31.3	110.8	84.9
Other	30.6	30.9	78.5	88.2
Total Regulated Utility Revenue	$250.2	$255.8	$743.0	$749.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.